Filed by: Overseas Series, a series of

Manning & Napier Fund, Inc.

pursuant to Rule 425 under the

Securities Act of 1933, and deemed filed

pursuant to Rule 14a-6 under the

Securities Exchange Act of 1934

Subject Company: World Opportunities Series,

a series of Manning & Napier Fund, Inc.

File Number of the Related

Registration Statement: 333-225863

Recently, shareholders in the Manning & Napier Fund, Inc. World Opportunities Series were mailed a proxy statement/prospectus regarding a shareholder meeting on September 18, 2018 to consider a proposal to merge the World Opportunities Series into the Overseas Series. The proxy materials include several important points to consider regarding the merger, including an expected decrease in annual operating expenses, based on current asset levels.

Full details of the proposal are provided in the proxy statement/prospectus, which can be found at https://proxyonline.com/docs/manningandnapier2018.pdf. The following questions and answers may be helpful in case you receive questions from your clients about the proposal.

Please feel free to reach out to your Manning & Napier representative with any questions.

Why was the merger proposed?

The merger will combine two smaller funds into a larger combined fund, which is expected to have a more diversified shareholder base, and greater potential for future economies of scale. There can be no guarantee, however, that these expected results will be achieved.

What are the differences between the investment strategies of the funds?

The investment objective, investment policies, principal investment strategies, and principal risks of the Overseas Series are substantially similar to those of the World Opportunities Series. However, unlike the World Opportunities Series, the Overseas Series imposes restrictions with respect to its investments in U.S. issuers, investments in any one country, and investments in emerging market countries. These exposure limits will not change in connection with the merger. Despite these differences, the portfolio holdings of the two funds have historically been very similar.

Will there be any changes to people managing the Series?

No; the portfolio management team is the same for both funds and will not be changing.

Will portfolio composition change?

The current holdings of the funds are almost identical so there will not be any meaningful change of sector or country exposures due to the merger.

What is the impact on fees?

Based on current asset levels, the expense ratio of the Overseas Series is expected to be lower than the current expense ratio of the World Opportunities Series. After fee waivers, World Opportunities Series shareholders will see a 0.05% expense ratio reduction as a result of the merger because the contractual expense cap on the Overseas Series is 0.05% lower than the contractual expense cap on the World Opportunities Series.

Is this a taxable event for the World Opportunities Series or its shareholders?

No.

Do shareholders of the Overseas Series need to take any action?

No; the proposal only requires approval by shareholders of the World Opportunities Series.

Who will pay the expenses of the merger?

All expenses of the merger will be paid by Manning & Napier Advisors, LLC. Shareholders will not bear any of the costs associated with the merger.

Does the Board of Directors of the Fund recommend this merger?

Yes, the Board of Directors of the Fund unanimously determined that the merger will benefit the World Opportunities Series and its shareholders and recommends that shareholders vote FOR the proposal.

FOR FINANCIAL PROFESSIONAL USE ONLY - NOT FOR USE WITH CLIENTS OR PROSPECTS

FUND-INSTL-MM030 (8/18)